June 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Galaxy Ethereum ETF Pre-Effective
Amendment No. 2 to Registration Statement on Form S-1
Filed May 31, 2024
File No. 333-274767

Dear Messrs. Brunhofer, Irving, Brown, and Dobbie:

On behalf of Invesco Galaxy Ethereum ETF (the “Trust”) and Invesco Capital Management LLC (the “Sponsor” or “Invesco”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by e-mail on June 14, 2024 in connection with Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on May 31, 2024.

The below responses are reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Trust’s Registration Statement, filed contemporaneously with this letter on June 21, 2024. The following sets forth the Staff’s comments and the Trust’s responses thereto. Defined terms used and not otherwise defined herein have the meaning assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	Staff Comment: To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response: The Sponsor does not currently intend to distribute fact sheets until after the Trust has had at least one quarter of operating history.

Cover Page

2.

Staff Comment: Please revise the cover page to state that the Trust will not participate in the proof-of-stake validation mechanism of the Ethereum network (i.e., the Trust will not “stake” its ether) to earn additional ether or seek other means of generating income from its ether holdings.

Response: The Trust has made the requested change. Pre-Effective Amendment No. 3 includes the following as a new paragraph on the cover page:

The Trust will not participate in the proof-of-stake validation mechanism of the Ethereum network (i.e., the Trust will not “stake” its ether) to earn additional ether or seek other means of generating income from its ether holdings.

Prospectus Summary, page 2

3.

Staff Comment: Please revise the Prospectus Summary to state that shareholders will not receive the benefits of any hard fork or airdrop because if a hard fork, airdrop or similar event occurs in the Ethereum blockchain, the Sponsor will instruct the Trust to immediately and irrevocably disclaim all rights to the assets so created.

Response: The Trust has made the requested change. Pre-Effective Amendment No. 3 includes the following disclosure as a new paragraph in the section titled “Prospectus Summary—Ether and the Ethereum Network.”

In the event of a hard fork of the Ethereum network, the Sponsor will instruct the Trust to immediately and irrevocably disclaim all rights to the ether, cash or other assets or rights received as a result of a hard fork or airdrop in respect of ether (“IR Assets”) so created. As a result, shareholders will not receive the benefit of any hard fork or airdrop. Ether is the only digital asset that will be held by the Trust. In the event the Trust seeks to change its treatment of Incidental Rights or IR Assets, an application would need to be filed with the SEC by the Exchange seeking approval to amend its listing rules.

Risk Factors, page 11

4.

Staff Comment: Please include risk factor disclosure regarding the uncertain treatment of custodied crypto assets in the event of the insolvency or bankruptcy of the Prime Broker or the Ethereum Custodian, and the risk that the Trust’s custodied assets could become the property of a bankruptcy estate and made available to satisfy the claims of general unsecured creditors.

Response: The Trust has made the requested change with respect to both the Ethereum Custodian and the Prime Broker. The Trust and the Sponsor, however, expect that the Trust’s ether transactions will be conducted over the counter with counterparties selected by the Execution Agent. As a result, neither the Sponsor nor the Execution Agent expects to utilize the Prime Broker to acquire and dispose of either on behalf of the Trust or in connection with paying the Trust’s expenses. Pre-Effective Amendment No. 3 includes the following as a new risk factor in the section titled “Risk Factors—Risks Related to the Trust and the Shares:”

The Trust’s Prime Broker or Ethereum Custodian could become insolvent or become subject to a receivership or bankruptcy proceeding, which may result in a loss of or delay in access to Trust assets.

In the event of an insolvency or bankruptcy of the Prime Broker (in the case of the Trading Balance) or the Ethereum Custodian (in the case of the Vault Balance) in the future, given that the contractual protections and legal rights of customers with respect to digital assets held on their behalf by third parties are relatively untested in a bankruptcy of an entity such as the Ethereum Custodian or Prime Broker in the virtual currency industry, there is a risk that customers’ assets—including the

Trust’s assets—may be considered the property of the bankruptcy estate of the Prime Broker (in the case of the Trading Balance) or the Ethereum Custodian (in the case of the Vault Balance), and customers—including the Trust—may be at risk of being treated as general unsecured creditors of such entities and subject to the risk of total loss or markdowns on value of such assets.

The Ether Custody Agreement contains an agreement by the parties to treat the ether credited to the Trust’s Vault Balance as financial assets under Article 8 of the New York Uniform Commercial Code (“Article 8”), in addition to stating that the Ethereum Custodian will serve as fiduciary and custodian on the Trust’s behalf. The Ethereum Custodian’s parent, Coinbase Global, has stated in its most recent public securities filings that in light of the inclusion in its custody agreements of provisions relating to Article 8 it believes that a court would not treat custodied digital assets as part of its general estate in the event the Ethereum Custodian were to experience insolvency. However, due to the novelty of digital asset custodial arrangements courts have not yet considered this type of treatment for custodied digital assets and it is not possible to predict with certainty how they would rule in such a scenario. If the Ethereum Custodian became subject to insolvency proceedings and a court were to rule that the custodied ether were part of the Ethereum Custodian’s general estate and not the property of the Trust, then the Trust would be treated as a general unsecured creditor in the Ethereum Custodian’s insolvency proceedings and the Trust could be subject to the loss of all or a significant portion of its assets. Moreover, in the event of the bankruptcy of the Ethereum Custodian, an automatic stay could go into effect and protracted litigation could be required in order to recover the assets held with the Ethereum Custodian, all of which could significantly and negatively impact the Trust’s operations and the value of the Shares.

There is a risk that the Trading Balance, in which the Trust’s ether and cash is held in omnibus accounts by the Prime Broker (in the latter case, as described below in “Cybersecurity Risk Related to Ethereum—Loss of a critical banking relationship for, or the failure of a bank used by, the Execution Agent could adversely impact the Trust’s ability to create or redeem Creation Baskets, or could cause losses to the Trust.”), could be considered part of the Prime Broker’s bankruptcy estate in the event of the Prime Broker’s bankruptcy. The Ether Custody Agreement contains an Article 8 opt-in clause with respect to the Trust’s assets held in the Trading Balance. The Prime Broker is not required to hold any of the ether or cash in the Trust’s Trading Balance in segregation. Within the Trading Balance, the Ether Custody Agreement provides that the Trust does not have an identifiable claim to any particular ether (and cash). Instead, the Trust’s Trading Balance represents an entitlement to a pro rata share of the ether (and cash) the Prime Broker has allocated to the omnibus wallets the Prime Broker holds, as well as the accounts in the Prime Broker’s name that the Prime Broker maintains at Connected Trading Venues (which are typically held on an omnibus, rather than segregated, basis). If the Prime Broker suffers an insolvency event, there is a risk that the Trust’s assets held in the Trading Balance could be considered part of the Prime Broker’s bankruptcy estate and the Trust could be treated as a general unsecured creditor of the Prime Broker, which could result in losses for the Trust and Shareholders. Moreover, in the event of the bankruptcy of the Prime Broker, an automatic stay could go into effect and protracted litigation could be required in order to recover the assets held with the Prime Broker, all of which could significantly and negatively impact the Trust’s operations and the value of the Shares. There are no policies that would limit the amount of ether that can be held temporarily in the Trading Balance maintained by the Prime Broker.

5.	Staff Comment: Please add risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such transactions occur.

Response: The Trust has made the requested change. Pre-Effective Amendment No. 3 includes the following as a new risk factor in the section titled “Risk Factors—Risks Related to the Markets and Service Ecosystem for Ether:”

Anonymity and illicit financing risk.

Although transaction details of peer-to-peer transactions are recorded on the Ethereum blockchain, a buyer or seller of digital assets on a peer-to-peer basis directly on the Ethereum network may never know to whom the public key belongs or the true identity of the party with whom it is transacting. Public key addresses are randomized sequences of alphanumeric characters that, standing alone, do not provide sufficient information to identify users. In addition, certain technologies may obscure the origin or chain of custody of digital assets. The opaque nature of the market poses asset verification challenges for market participants, regulators and auditors and gives rise to an increased risk of manipulation and fraud, including the potential for Ponzi schemes, bucket shops and pump and dump schemes. Digital assets have in the past been used to facilitate illicit activities. If a digital asset was used to facilitate illicit activities, businesses that facilitate transactions in such digital assets could be at increased risk of potential criminal or civil lawsuits, or of having banking or other services cut off, and such digital asset could be removed from digital asset trading platforms. Any of the aforementioned occurrences could adversely affect the price of the relevant digital asset, the attractiveness of the respective blockchain network and an investment in the Shares. While the Trust’s ether transactions are expected to be effected by the Execution Agent over-the-counter with known counterparties, if the Trust or the Sponsor were to transact with a sanctioned entity, the Trust or the Sponsor would be at risk of potential criminal or civil lawsuits or liability.

The Trust takes measures with the objective of reducing illicit financing risks in connection with the Trust’s activities. However, illicit financing risks are present in the digital asset markets, including markets for ether. There can be no assurance that the measures employed by the Trust will prove successful in reducing illicit financing risks, and the Trust is subject to the complex illicit financing risks and vulnerabilities present in the digital asset markets. If such risks eventuate, the Trust or the Sponsor or their affiliates could face civil or criminal liability, fines, penalties, or other punishments, be subject to investigation, have their assets frozen, lose access to banking services or services provided by other service providers, or suffer disruptions to their operations, any of which could negatively affect the Trust’s ability to operate or cause losses in value of the Shares.

Furthermore, Authorized Participants, as broker-dealers, and the Execution Agent, Prime Broker and Ethereum Custodian, as entities licensed to conduct virtual currency business activity by the New York Department of Financial Services and a limited purpose trust company subject to New York Banking Law, respectively, are “financial institutions” subject to the U.S. Bank Secrecy Act, as amended (“BSA”), and U.S. economic sanctions laws. The Trust will only accept ether in connection with creation and redemption requests from Ethereum Counterparties who have represented to the Trust or the Execution Agent that they have implemented compliance programs that are designed to ensure compliance with applicable sanctions and anti-money laundering laws. In addition, with respect to all ether delivered to the Trust by Ethereum Counterparties in connection with creation requests, the Ethereum Counterparties must represent to the Trust or the Execution Agent that it will form a reasonable belief (i) as to the identities of, and conduct necessary diligence with respect to, any counterparties from whom the Ethereum Counterparty obtains ether being transferred and (ii) that such ether being transferred by the Ethereum Counterparty to the Trust were not derived from, or associated with, unlawful or criminal activity.

The Sponsor, the Execution Agent and the Trust have adopted and implemented policies and procedures that are designed to ensure that they do not violate applicable AML and sanctions laws and regulations and to comply with any applicable KYC laws and regulations. Each of the Sponsor, the Execution Agent and the Trust will only interact with known third party service providers with respect to whom it has engaged in a due diligence process including a thorough KYC process, such as the Authorized Participants and the Ethereum Custodian. Authorized Participants, as broker-dealers, and the Ethereum Custodian, as a limited purpose trust company subject to New York Banking Law, are subject to the BSA and U.S. economic sanctions laws.

The Ethereum Custodian has adopted and implemented an anti-money laundering and sanctions compliance program that provides protections intended to ensure that the Sponsor and the Trust do not transact with a sanctioned party. Notably, the Ethereum Custodian performs Know-Your-Transaction (“KYT”) screening using blockchain analytics to identify, detect, and mitigate the risk of transacting with a sanctioned or other unlawful actor. Pursuant to the Ethereum Custodian’s KYT program, any ether that is delivered to the Trust’s custody account will undergo screening to ensure that the origins of that ether are not illicit.

There is no guarantee that such procedures will always be effective. If the Authorized Participants, the Execution Agent, the Ethereum Custodian or the Prime Broker were to have inadequate policies, procedures and controls for complying with applicable anti-money laundering and applicable sanctions laws or the Trust’s diligence is ineffective, violations of such laws could result, which could result in regulatory liability for the Trust, the Sponsor, the Trustee or their affiliates under such laws, including governmental fines, penalties, and other punishments, as well as potential liability to or cessation of services by the Ethereum Custodian. Any of the foregoing could result in losses to the Shareholders or negatively affect the Trust’s ability to operate.

6.

Staff Comment: Please add separately captioned risk factors discussing the regulatory and reputational risks attendant to ether being used in the furtherance of criminal activity, the risk of wash trading in spot ether markets, and the risk of front-running in spot ether markets.

Response: The Trust has made the requested changes. In addition to the addition of the “Anonymity and illicit financing risk” risk factor discussed above in the response to Comment #5 and the disclosure regarding the regulatory risks attendant to ether being used in furtherance of criminal activity in the section titled “Ether and the Ethereum Market —Ether and the Ethereum Network—Government Oversight, Though Increasing, Remains Limited”, Pre-Effective Amendment No. 3 includes the following as new risk factors in the section titled “Risk Factors—Risks Related to the Markets and Service Ecosystems for Ether:”

Spot ether markets may be exposed to wash trading.

Spot markets on which ether trades may be susceptible to wash trading. Wash trading occurs when offsetting trades are entered into for other than bona fide reasons, such as the desire to inflate reported trading volumes. Wash trading may be motivated by non-economic reasons, such as a desire for increased visibility on popular websites that monitor markets for digital assets so as to improve their attractiveness to investors who look for maximum liquidity, or it may be motivated by the ability to attract listing fees from token issuers who seek the most liquid and high-volume trading platforms on which to list their coins. Results of wash trading may include unexpected obstacles to trade and erroneous investment decisions based on false information.

Even in the United States, and even on regulated venues there have been allegations of wash trading. Any actual or perceived false trading in the digital asset trading platform market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of ether and/or negatively affect the market perception of ether.

To the extent that wash trading either occurs or appears to occur in spot markets on which ether trades, investors may develop negative perceptions about ether and the digital assets industry more broadly, which could adversely impact the price ether and, therefore, the price of Shares. Wash trading also may place more legitimate digital asset trading platforms at a relative competitive disadvantage.

Spot ether markets may be exposed to front-running.

Spot markets on which ether trades may be susceptible to “front-running,” which refers to the process when someone uses technology or market advantage to get prior knowledge of upcoming transactions. Front-running is a frequent activity on centralized as well as decentralized trading platforms. By using bots functioning on a millisecond-scale timeframe, bad actors are able to take advantage of the forthcoming price movement and make economic gains at the cost of those who had introduced these transactions. The objective of a front runner is to buy a group of tokens at a low price and later sell them at a higher price while simultaneously exiting the position. Front-running happens via manipulations of gas prices or timestamps, also known as slow matching. To extent that front-running occurs, it may result in investor frustration and concerns as to the price integrity of digital asset trading platforms and digital assets more generally.

7.

Staff Comment: Please add a risk factor addressing that at times, there has been a single entity that has reportedly controlled around or in excess of 33% of the total staked ether on the Ethereum network, which poses centralization concerns and could permit the entity to attempt to interfere with transaction finality or block confirmations. Address the concern that if such an entity, or a bad actor with a similar sized stake, were to attempt to interfere with transaction finality or block confirmations, it could negatively affect the use and adoption of the Ethereum network, the value of ether, and thus the value of your shares. Additionally, please revise your “Forms of Attack Against the Ethereum network” discussion on page 49 to also address the possibility of a 33% attack and a 66% attack.

Response: The Trust has made the requested change. The Trust has replaced the second paragraph of the risk factor titled “Cybersecurity Risk Related to Ethereum—Flaws in the source code of Ethereum, or flaws in the underlying cryptography, could leave the Ethereum network vulnerable to a multitude of attack vectors” with the following disclosure:

Following the Merge and the switch to proof-of-stake validation, the Ethereum network is currently vulnerable to several types of attacks, including:

•

“>33% attack” where, if a validator or group of validators were to gain control of more than 33% of the total staked ether on the Ethereum network, a malicious actor could temporarily impede or delay block confirmation or even cause a temporary fork in the blockchain. This is believed to be temporary, as the Ethereum network’s inactivity leak would be expected to eventually penalize the attacker enough for the chain to finalize again (i.e., the honest majority would be expected to reclaim more than a 2/3rd stake as the attacker’s stake is penalized). However, it is not believed that with 33% control, a malicious actor could engage in double-spending or fraudulent block propagation.

•

“>50% attack” where, if a validator or group of validators acting in concert were to gain control of more than 50% of the total staked ether on the Ethereum network, a malicious actor would be able to gain full control of the Ethereum network and the ability to manipulate future transactions on the blockchain, including censoring transactions, double-spending and fraudulent block propagation, potentially for an extended period or even permanently. In theory, the minority non-attackers might reach social consensus to reject blocks proposed by the malicious majority attacker, reducing the attacker’s ability to engage in malicious activity, but there can be no assurance this would happen or that non-attackers would be able to coordinate effectively.

•

“>66% attack” where, if a validator or group of validators acting in concert were to gain control of more than 66% of the total staked ether on the Ethereum network, a malicious actor could permanently and irreversibly manipulate the blockchain, including censorship, double-spending and fraudulent block propagation. The attacker could finalize their preferred chain without any consideration for the votes of other stakers and could also revert finalized blocks.

If a malicious actor or botnet (a voluntary or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority (over 50%) of the validating power on the Ethereum network, it may be able to alter the Ethereum blockchain on which transactions in ether rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could also control, exclude or modify the ordering of transactions. Although the malicious actor or botnet would not be able to generate new tokens or transactions using such control, it could “double-spend” its own tokens (i.e., spend the same tokens in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control (over 50%). To the extent that such malicious actor or botnet did not yield its control of the validating power on the Ethereum network or the Ethereum community did not reject the fraudulent blocks as malicious, reversing any changes made to the Ethereum blockchain may not be possible. If the malicious actor were to gain control of more than 33% of the total staked ether on the Ethereum network, they could temporarily impede or delay block confirmation or even cause a temporary fork in the blockchain, but it is not believed that they could in double-spending or fraudulent block propagation. Even without 33% control, a malicious actor or botnet could create a flood of transactions in order to slow down the Ethereum network (similar to a denial-of-service attack).

Additionally, Pre-Effective Amendment No. 3 includes the following as a new risk factor in the section titled “Risk Factors— Cybersecurity Risk Related to Ethereum:”

Liquid staking applications pose centralization concerns.

Validators must deposit 32 ether to activate a unique validator key pair that is used to sign block proposals and attestations on behalf of its stake (i.e., vote on its view of the chain). For every 32 ether deposit that is staked, a unique validator key pair is generated. An application built on the Ethereum network, or a single node operator, can manage many validator key pairs. For example, Lido, an application that provides a so-called “liquid staking” solution which permits holders of ether to deposit them with Lido, which stakes the ether while issuing the holder a transferrable token, is reported by some sources to have or have had up to 275,000 validator key pairs (each representing 32 staked ether) divided across over 30 node operators. At times, Lido has reportedly controlled around or in excess of 33% of the total staked ether on the Ethereum network. While it is widely believed that Lido has little incentive to attempt to interfere with transaction finality or block confirmations using its reported 33% stake, since doing so would likely cause its entire stake to be slashed and thus lost (assuming good actors unaffiliated with Lido controlled the remainder), and also because Lido is believed to not control most of the third party node operators where its ether is staked, and finally since the occurrence of such manipulation of the Ethereum network’s consensus process by Lido or any other actor would likely cause ether to lose substantial value (which would obviously hurt Lido economically), it nevertheless poses centralization concerns. If Lido, or a bad actor with a similar sized stake, were to attempt to interfere with transaction finality or block confirmations, it could negatively affect the use and adoption of the Ethereum network, the value of ether, and thus the value of the Shares.

Further, the Trust has replaced the first paragraph of the section titled “Ether and the Ethereum Market—Ether and the Ethereum Network—Forms of Attack Against the Ethereum network” with the following disclosure:

All networked systems are vulnerable to various kinds of attacks. As with any computer network, the Ethereum network contains certain flaws. For example, the Ethereum network is currently vulnerable to a “51% attack” where, if a validator or group of validators acting in concert were to gain control of more than the relevant threshold of the staked ether, a malicious actor would be able to gain full control of the network and the ability to manipulate the Ethereum blockchain. Although referred to generically as “51% attacks”, in the post-Merge Ethereum network, there are different thresholds that could lead to different types of attack on the consensus process. For more information, see “Risk Factors—Flaws in the source code of Ethereum, or flaws in the underlying cryptography, could leave the Ethereum network vulnerable to a multitude of attack vectors.” As of the date of this prospectus, the top three largest staking pools controlled nearly 50% of the ether staked on the Ethereum network.

8.	Staff Comment: Please briefly address any risks or challenges that Layer 2 solutions pose to the Ethereum blockchain and ether.

Response: The Trust has made the requested change. Pre-Effective Amendment No. 3 includes the following as a new risk factor in the section titled “Risk Factors— Risks Related to Ether:”

Digital asset networks face significant scaling challenges and efforts to increase the volume and speed of transactions may not be successful.

Many digital asset networks, including the Ethereum network, face significant scaling challenges due to the fact that public blockchains generally face a tradeoff between security and scalability. One means through which public blockchains achieve security is decentralization, meaning that no intermediary is responsible for securing and maintaining these systems. For example, a greater degree of decentralization generally means a given digital asset network is less susceptible to manipulation or capture. In practice, this typically means that every single validator on a given digital asset network is responsible for securing the system by processing every transaction and every single full node is responsible for maintaining a copy of the entire state of the network. As a result, a digital asset network may be limited in the number of transactions it can process by the fact that all validators participate in validating in each block and the capabilities of each single fully participating node.

As of March 31, 2024, the Ethereum network handled approximately 14 transactions per second (according to Dune analytics). In an effort to increase the volume of transactions that can be processed on a given digital asset network, many digital assets are being upgraded with various features to increase the speed and throughput of digital asset transactions. As corresponding increases in throughput lag behind growth in the use of digital asset networks, average fees and settlement times may increase considerably. For example, the Ethereum network has been, at times, at capacity, which has led to increased transaction fees. In December 2017, the popularity of the blockchain-based game Cryptokitties led to significant network congestion on the Ethereum network. The game, which allows players to trade and create virtual kitties, represented by non-fungible tokens (“NFTs”), was reported by some sources to have accounted for more than 10% of the entire Ethereum network traffic at the time causing increases in transaction fees and delays in transaction processing times, and driving Ethereum network traffic to a reported then-all time high. Since January 1, 2020, ether transaction fees have increased from $0.08 average daily transaction fees per ether transaction, to a high of up to approximately $200.06 average daily transaction fees per transaction on May 1, 2022. As of March 31, 2024, ether transaction fees stood at $2.97 per transaction, on average. Increased fees and decreased settlement speeds could preclude certain uses for ether (e.g., micropayments), and could reduce demand for, and the price of, ether, which could adversely impact the value of the Shares.

In the second half of 2020, the Ethereum network began the first of several stages of an upgrade culminating in a fork that transitioned the Ethereum network from a proof-of-work consensus mechanism to a proof-of-stake consensus mechanism (the “Merge”). The Merge was intended to address the perceived shortcomings of the proof-of-work consensus mechanism in terms of labor intensity and duplicative computational effort expended by validators (known under proof-of-work as “miners”) who did not win the race, under proof of work, to be the first in time to solve the cryptographic puzzle that would allow them to be the only validator permitted to validate the block and receive the resulting block reward (which was only given to the first validator to successfully solve the puzzle and hash a given block, and not to others). Instead, under proof-of-stake, a single validator is randomly selected to solve the cryptographic puzzle needed to validate a block, which it proposes to a committee of other validators, who vote for whether to include the block (or not), which reduces the computational work performed - and energy expended - to validate each block compared to proof-of-work. See “Ether and the Ethereum Market—Ether and the Ethereum Network—Creation of New Ether” and “—Modifications to the Ethereum Protocol” for additional information.

Following the Merge, core development of the Ethereum source code has increasingly focused on modifications of the Ethereum protocol to increase speed, throughput and scalability and also improve existing or next generation uses. Future upgrades to the Ethereum protocol and Ethereum blockchain to address scaling issues—such as network congestion, slow throughput and periods of high transaction fees owing to spikes in network demand—have been discussed by network participants, such as sharding. The purpose of sharding is to increase scalability of the Ethereum blockchain by splitting the blockchain into subsections, called shards, and dividing validation responsibility so that a defined subset of validators would be responsible for each shard, rather than all validators being responsible for the entire blockchain, allowing for parallel processing and validation of transactions. However, there appears to be uncertainty and a lack of existing widespread consensus among network participants about how to solve the scaling challenges faced by the Ethereum network.

The rapid development of other competing scalability solutions, such as those which would rely on handling the bulk of computational work relating to transactions or smart contracts and applications built on the Ethereum network (consistent with common usage, all such applications are referred to as “decentralized applications” or “dApps”, whether or not decentralized in fact) outside of the main Ethereum network and Ethereum blockchain, has caused alternatives to sharding to emerge. “Layer 2” is a collective term for solutions which are designed to help increase throughput and reduce transaction fees by handling or validating transactions off the main Ethereum network (known as “Layer 1”) and then attempting to take advantage of the perceived security and integrity advantages of the Layer 1 Ethereum network by uploading the transactions validated on the Layer 2 protocol back to the Layer 1 Ethereum network. The details of how this is done vary significantly between different Layer 2 technologies and implementations. For example, “rollups” perform transaction execution outside the Layer 1 Ethereum network and then post the data, typically in batches, back to the Layer 1 Ethereum network where consensus is reached. “Zero knowledge rollups” are generally designed to run the computation needed to validate the transactions off-chain, on the Layer 2 protocol, and submit a proof of validity of a batch of transactions (not the entire transactions themselves) that is recorded on the Layer 1 Ethereum network. By contrast, “optimistic rollups” assume transactions are valid by default and only run computation, via a fraud proof, in the event of a challenge. Other proposed Layer 2 scaling solutions include, among others, “state channels”, which are designed to allow participants to run a large number of transactions on the Layer 2 side channel protocol and only submit two transactions to the main Layer 1 Ethereum network (the transaction opening the state channel, and the transaction closing the channel), “side chains”, in which an entire Layer 2 blockchain network with similar capabilities to the existing Layer 1 Ethereum network runs in parallel with the existing Layer 1 Ethereum network and allows smart contracts and dApps to run on the Layer 2 side chain without burdening the main Layer 1 network, and others. To date, the Ethereum network community has not coalesced overwhelmingly around any particular Layer 2 solution, though this could change.

There is no guarantee that any of the mechanisms in place or being explored for increasing the speed and throughput of settlement of Ethereum network transactions will be effective, or how long these mechanisms will take to become effective, which could cause the Ethereum network to not adequately resolve scaling challenges and adversely impact the adoption of ether and the Ethereum network and the value of the Shares. There is no guarantee that any potential scaling solution, whether a change to the Layer 1 Ethereum network like sharding or the introduction of a Layer 2 solution like rollups, state channels or side chains, will achieve widespread adoption. It is possible that proposed changes to the Layer 1 Ethereum network could divide the community, potentially even causing a hard fork, or that the decentralized governance of the Ethereum network causes network participants to fail to coalesce overwhelmingly around any particular solution, causing the Ethereum network to suffer reduced adoption or causing nodes, users or validators to migrate to other blockchain networks. It is also possible that scaling solutions could fail to work as intended or could introduce bugs, coding defects or flaws, security risks, or other problems that could cause them to suffer operational disruptions. For example, in April 2024, Starknet, a Layer 2 built on the Layer 1 Ethereum network, suffered an outage reportedly caused by a rounding error bug that halted production of new blocks on Starknet’s Layer 2 blockchain network. Similar outages, bugs, defects, or other problems could affect Layer 2s in the future. Similarly, in multiple instances throughout 2022 and 2023, the Arbitrum Layer 2 network experienced outages due to failures in its primary node responsible for submitting transactions to the Layer 1 Ethereum network. Although the Layer 1 Ethereum network is believed not to have been affected by those outages, problems on Layer 2s in the future could conceivably affect or cause issues for the Layer 1 Ethereum network. Alternatively, if a widely-used Layer 2 network were to fail, it could reduce demand for ether because it would eliminate a source of demand for using ether to record transactions from the Layer 2 onto the Layer 1 Ethereum network. Any of the foregoing could adversely affect the price of ether or the value of the Shares.

Additionally, Pre-Effective Amendment No. 3 includes the following additional disclosure in the section titled “Ether and the Ethereum Market—Ether and the Ethereum Network—Modifications to the Ethereum Protocol:”

There is no guarantee that any of the mechanisms in place or being explored for increasing the speed and throughput of settlement of Ethereum network transactions will be effective, or how long these mechanisms will take to become effective, which could cause the Ethereum network to not adequately resolve scaling challenges and adversely impact the adoption of ether and the Ethereum network and the value of the Shares. There is no guarantee that any potential scaling solution, whether a change to the Layer 1 Ethereum network like sharding or the introduction of a Layer 2 solution like rollups, state channels or side chains, will achieve widespread adoption. It is possible that proposed changes to the Layer 1 Ethereum network could divide the community, potentially even causing a hard fork, or that the decentralized governance of the Ethereum network causes network participants to fail to coalesce overwhelmingly around any particular solution, causing the Ethereum network to suffer reduced adoption or causing nodes, users or validators to migrate to other blockchain networks. It is also possible that scaling solutions could fail to work as intended or could introduce bugs, coding defects or flaws, security risks, or other problems that could cause them to suffer operational disruptions. For example, in April 2024, Starknet, a Layer 2 built on the Layer 1 Ethereum network, suffered an outage reportedly caused by a rounding error bug that halted production of new blocks on Starknet’s Layer 2 blockchain network. Similar outages, bugs, defects, or other problems could affect Layer 2s in the future. Similarly, in multiple instances throughout 2022 and 2023, the Arbitrum Layer 2 network experienced outages due to failures in its primary node responsible for submitting transactions to the Layer 1 Ethereum network. Although the Layer 1 Ethereum network is believed not to have been affected by those outages, problems on Layer 2s in the future could conceivably affect or cause issues for the Layer 1 Ethereum network. Alternatively, if a widely-used Layer 2 network were to fail, it could reduce demand for ether because it would eliminate a source of demand for using ether to record transactions from the Layer 2 onto the Layer 1 Ethereum network. Any of the foregoing could adversely affect the price of ether or the value of the Shares.

9.

Staff Comment: Please add a separately-captioned risk factor addressing the fact that the trust will not stake the ether it holds, so an investment in the trust’s shares will not realize the economic benefits of staking.

Response: The Trust has made the requested change. Pre-Effective Amendment No. 3 includes the following as a new risk factor in the section titled “Risk Factors—Risks Related to the Trust and the Shares:”

The Trust is not permitted to engage in Staking, which could negatively affect the value of the Shares.

Staking on the Ethereum network refers to using ether, or permitting ether to be used, directly or indirectly, through an agent or otherwise, in the Ethereum network’s proof-of-stake validation protocol, in exchange for the receipt of consideration, including, but not limited to, staking rewards paid in fiat currency or paid in kind (collectively, “Staking”). At this time, neither the Trust, nor the Sponsor, nor the Ethereum Custodian, nor any other person associated with the Trust may, directly or indirectly, engage in Staking, meaning no action will be taken pursuant to which any portion of the Trust’s ether becomes subject to Ethereum proof-of-stake validation or is used to earn additional ether or generate income or other earnings, and there can be no assurance that the Trust, the Sponsor, the Ethereum Custodian or any other person associated with the Trust will ever be permitted to engage in Staking or such activity in the future.

The Trust will not participate in the proof-of-stake validation mechanism of the Ethereum network to receive rewards comprising additional ether in respect of its ether holdings. The current inability of the Trust to participate in Staking and receive such rewards could place the Shares at a comparative disadvantage relative to an investment in ether directly or through a vehicle that is not subject to such a prohibition, which could negatively affect the value of the Shares.

10.

Staff Comment: Please add a separately-captioned risk factor addressing the risk that validators may suffer losses due to staking, or staking may prove unattractive to validators, which could make the Ethereum network less attractive. Include a discussion of the types of sanctions the Ethereum network may impose for validator misbehavior or inactivity.

Response: The Trust has made the requested change. Pre-Effective Amendment No. 3 includes the following as a new risk factor in the section titled “Risk Factors—Risks Related to the Markets and Service Ecosystems for Ether:”

Validators may suffer losses due to staking, or staking may prove unattractive to validators, which could make the Ethereum network less attractive.

Validation on the Ethereum network requires ether to be transferred into smart contracts on the underlying blockchain networks not under the Trust’s or anyone else’s control. If the Ethereum network source code or protocol fail to behave as expected, suffer cybersecurity attacks or hacks, experience security issues, or encounter other problems, such assets may be irretrievably lost. The Ethereum network imposes three types of sanctions for validator misbehavior or inactivity, which would result in a portion of their staked ether being destroyed or “burned”: penalties, slashing and inactivity leaks. A validator may face penalties if it fails to take certain actions, such as providing a timely attestation to a block proposed by another validator. Under this scenario, a validator’s staked ether could be burned in an amount equal to the reward to which it would have been entitled for performing the actions. A more severe sanction (i.e., “slashing”) is imposed if a validator commits malicious acts related to the proposal or attestation of blocks with invalid transactions. Slashing can result in the validator having a portion of its staked ether immediately confiscated, withdrawn or burned by the network, resulting in losses to them. After this initial slashing, the validator is queued for forceful removal from the Ethereum network’s validator “pool,” and more of the validator’s stake is burned over a period of approximately 36 days with the exact amount of ether burned and time period determined by the network regardless of whether the validator makes any further slashable errors, at which point the validator is automatically removed from the validator pool. Staked ether may also be burned through a process known as an “inactivity leak,” which is triggered if the Ethereum network has gone too long without finalizing a new block. For a new block to be successfully added to the blockchain, validators that account for at least two-thirds of all staked ether must agree on the validity of a proposed block. This means that if validators representing more than one-third of the total staked ether are offline, no new blocks can be finalized. To prevent this, an inactivity leak causes the ether staked by the inactive validators to gradually “bleed away” until these inactive validators represent less than one-third of the total stake, thereby allowing the remaining active validators to finalize proposed blocks. This provides a further incentive for validators to remain online and continue performing validation activities. Within the post-Merge Ethereum network, as part of the “activating” and “exiting” processes of staking, staked ether will be inaccessible for a variable period of time determined by a range of factors, including network congestion, resulting in potential inaccessibility during those periods. “Activation” is the funding of a validator to be included in the active set, thereby allowing the validator to participate in the Ethereum network’s proof-of-stake consensus protocol. “Exit” is the request to exit from the active set and no longer participate in the Ethereum network’s proof-of-stake consensus protocol. As part of these “activating” and “exiting” processes of staking on the Ethereum network, any staked ether will be inaccessible for a period of time. The duration of activating and exiting periods are dependent on a range of factors, including network conditions. However, depending on demand, un-staking can take between hours, days or weeks to complete. Furthermore, the Ethereum network requires the payment of base fees and the practice of paying tips is common, and such fees can become significant as the amount and complexity of the transaction grows, depending on the degree of network congestion and the price of ether. Any cybersecurity attacks, security issues, hacks, penalties, slashing events, or other problems could damage validators’ willingness to participate in validation, discourage existing and future validators from serving as such, and adversely impact the Ethereum network’s adoption or the price of ether. Any disruption of validation on the Ethereum network could interfere with network operations and cause the Ethereum network to be less attractive to users and application developers than competing blockchain networks, which could cause the price of ether to decrease. The limited liquidity during the “activation” or “exiting” processes could dissuade potential validators from participating, which could interfere with network operations or security and cause the Ethereum network to be less attractive to users and application developers than competing blockchain networks, which could cause the price of ether to decrease.

Limits on Ether Supply, page 45

11.	Staff Comment: We note your disclosure that approximately 1,700 ether are issued per day. Please also disclose the daily burn rate of ether.

Response: The Trust has made the requested change. In Pre-Effective Amendment No. 3, the Trust has replaced the section titled “Ether and the Ethereum Market—Ether and the Ethereum Network—Limits on Ether Supply” with the following disclosure:

Limits on Ether Supply

The rate at which new ether are issued and put into circulation is expected to vary. In September 2022, the Ethereum network converted from proof-of-work to a new proof-of-stake consensus mechanism. On May 22, 2024, approximately 2,517 ether were issued and approximately 1,160 ether were burned resulting in net issuance of approximately 1,357. The net issuance rate varies each day based on the number of validators on the network and other factors, such as the number and size of transactions. In addition, the issuance of new ether could be partially or completely offset by the burn mechanism introduced by the EIP-1559 modification, under which ether are removed from supply at a rate that varies with network usage. See “—Modifications to the Ethereum Protocol.” On occasion, the ether supply has been deflationary over a 24-hour period as a result of the burn mechanism. The attributes of the new consensus algorithm are subject to change, but in sum, the new consensus algorithm and related modifications reduced total new ether issuances and could turn the ether supply deflationary over the long term. However, there can be no assurance that the overall ether supply would be deflationary as a result of the burn mechanism at any given time or in the long term, and the overall ether supply has often proven inflationary (with new issuance of ether exceeding burning) notwithstanding the burn mechanism and could continue to be so in the future at any given time or permanently.

As of March 31, 2024, approximately 120 million ether were outstanding.

Description of Lukka Prime, page 54

12.

Staff Comment: Refer to the table titled “ETH-USD Lukka Prime Ethereum Volumes (January 1, 2023 - April 1, 2024).” Please clarify whether the denominator used to calculate “Volume (%)” is the volume of the entire market, or is the sum of the volumes of the Benchmark Pricing Sources shown on the table. Please also include actual volume information for each of the trading platforms.

Response: The Trust has made the requested clarification and addition. Pre-Effective Amendment No, 3 replaces the fifth paragraph and subsequent table in the section titled “The Trust—Description of Lukka Prime” with the following disclosure:

The below table contains the market share and volume information for each Benchmark Pricing Source with U.S. Dollar-ether trading pairs. The below table shows the percentage that each Benchmark Pricing Source’s volume represents out of the sum of the volumes of all of the Benchmark Pricing Sources with U.S. Dollar-ether trading pairs. Note that the Benchmark Provider will prioritize U.S. Dollar trading pairs before using trading platforms where other pairs, such as stablecoins, are used:

ETH - USD Lukka Prime Ethereum Volumes (January 1, 2023 - April 1, 2024)
Trading Platform	Volume (ETH)	Volume (%)
Bitflyer	79,097.34	0.10%
Bitfinex	3,807,034.19	4.83%
Bittrex[1]	60,795.54	0.08%
Bitstamp	3,453,192.70	4.38%
Coinbase	56,046,123.91	71.06%
Gemini	1,311,644.14	1.66%
itBit	142,563.01	0.18%
Kraken	10,435,085.93	13.23%
LMAX	3,539,238.30	4.49%

13.	Staff Comment: Please revise to disclose the criteria the Sponsor will use to determine that another index or standard better aligns with the Trust’s investment objective and strategy.

Response: The Trust has made the requested change. The Trust has replaced the risk factor titled “Risks Related to the Benchmark—Right to change the Benchmark” with the following disclosure:

The Sponsor, in its sole discretion, may cause the Trust to utilize an index or standard other than the Benchmark (an “Alternative Benchmark”) at any time, with at least 60 days’ prior notice to the Shareholders (where possible). The Sponsor may utilize an Alternative Benchmark for a variety of reasons, including, without limitation, if investment conditions change such that the Sponsor believes that an Alternative Benchmark better reflects a fair value price for ether, the Sponsor has concerns regarding the Benchmark Provider’s ability to continue to publish the Benchmark, or the Sponsor otherwise believes that the use of an Alternative Benchmark would be in the best interest of the Trust. The Sponsor, however, is under no obligation whatsoever to make such changes in any circumstance. In the event that the Sponsor intends to establish the Trust’s NAV by reference to an Alternative Benchmark, it will provide Shareholders with notice in a prospectus supplement and/or through a current report on Form 8-K or in the Trust’s annual or quarterly reports.

The Trust’s Expenses, page 57

14.

Staff Comment: Please disclose whether any of the Trust’s expenses payable by the Sponsor from the Sponsor Fee are capped. If there are such caps, disclose the amounts and the criteria the Sponsor will consider or the reasons the Sponsor may choose to pay expenses beyond the cap amount, and, if so, whether and how Shareholders will be notified.

Response: At this time, the Sponsor does not intend for any of the Trust’s expenses payable by the Sponsor from the Sponsor Fee to be capped.

Calculation of NAV, page 58

15.

Staff Comment: We note the statement on page 59 that “if the Benchmark deviates by more than a pre-determined amount from an alternate benchmark available to the Sponsor, then the Sponsor’s Valuation Team may determine to utilize the alternate benchmark.” Please identify the pre-determined amount and the alternate benchmark.

Response: The Trust notes that the Sponsor’s Valuation Team regularly monitors ether pricing on multiple Alternative Benchmarks. However, there is no single Alternative Benchmark that is used by the Valuation Team to determine whether the Benchmark price does not reflect the value of the Trust’s ether. If the price of ether represented by the Benchmark deviates from the level established by one or more Alternative Benchmarks by more than 25 basis points, the Sponsor’s Valuation Team may (but is under no obligation to) perform additional analyses and make a recommendation as to whether to utilize an Alternative Benchmark.

The Trust’s Service Providers, page 63

16.	Staff Comment: Please provide a separately captioned section to describe the Prime Broker, including without limitation:

•	The material provisions of any material agreement between any transaction party and the Prime Broker;

•	The Prime Broker’s policies and procedures with respect to any assets held by it on behalf of the Trust;

•	How the Prime Broker will be compensated;

•	Who will be responsible for any fees associated with ether transactions between the Authorized Participants, Ethereum Custodian and Prime Broker;

•	Whether or not assets of the Trust held at the Prime Broker will be held in segregated accounts;

•	How much of the Trust’s assets will be held at the Prime Broker; and

•	Whether there are any limits on the percentage or amount of Trust’s assets that may be held at the Prime Broker at any point in time.

Response: The Trust has made the requested changes based on information provided by the Prime Broker. The Trust does not intend to regularly utilize the services of the Prime Broker, so none of the Trust’s assets will typically be held by the Prime Broker. However, given that the Trust is authorized to transact with the Prime Broker, the Trust has added the following disclosure regarding the Prime Broker to Pre-Effective Amendment No. 3 to the Trust’s Registration Statement as a separately-captioned section:

THE PRIME BROKER

Pursuant to the Ether Custody Agreement, a portion of the Trust’s ether holdings and cash holdings from time to time may be held with the Prime Broker, an affiliate of the Ethereum Custodian, in the Trading Balance, in connection with the creation and redemption of Shares via cash transactions or to pay for Trust expenses not assumed by the Sponsor in consideration for the Sponsor Fee. If the Sponsor or the Execution Agent determines to transact with the Prime Broker, the amount of ether that may be held in the Trading Balance will be limited to the amount necessary to process a given creation or redemption transaction, as applicable, or to pay for Trust expenses not assumed by the Sponsor in consideration for the Sponsor Fee.

The Sponsor may, in its sole discretion, add or terminate prime brokers at any time. The Sponsor may, in its sole discretion, change the Prime Broker for the Trust, but it will have no obligation whatsoever to do so or to seek any particular terms for the Trust from other such prime brokers.

These periodic holdings held in the Trading Balance with the Prime Broker represent an omnibus claim on the Prime Broker’s ether held on behalf of clients; these holdings exist across a combination of omnibus hot wallets, omnibus cold wallets or in accounts in the Prime Broker’s name on a Connected Trading Venue.

The Prime Broker is not required by the Ether Custody Agreement to hold any of the ether in the Trust’s Trading Balance in cold storage or to hold any such ether in a segregated account, and neither the Trust nor the Sponsor can control the method by which the Prime Broker holds the ether credited to the Trust’s Trading Balance. Ether in the Trust’s Trading Balance is held in FBO omnibus trading accounts subject to robust accounting controls in order to ensure that the beneficial interest of the Trust’s assets are properly ledgered at all times.

The Ether Custody Agreement contains an agreement by the parties to treat the ether credited to the Trust’s Trading Balance as financial assets under Article 8 of the New York Uniform Commercial Code (“Article 8”). Article 8 provides additional protection for the Trust’s ether in the Trading Balance by creating a security entitlement in favor of the Trust while imposing various duties on the Prime Broker. The Prime Broker’s parent, Coinbase Global, has stated in its most recent public securities filings that in light of the inclusion in its custody agreements of provisions relating to Article 8 it believes that a court would not treat custodied digital assets as part of its general estate in the event the Prime Broker were to experience insolvency. However, due to the novelty of digital asset custodial arrangements courts have not yet considered this type of treatment for custodied digital assets and it is not possible to predict with certainty how they would rule in such a scenario.

To the extent the Trust sells ether through the Prime Broker, the Trust’s orders will be executed at Connected Trading Venues that have been approved in accordance with the Prime Broker’s due diligence and risk assessment process. The Prime Broker has represented that its due diligence on Connected Trading Venues include reviews conducted by the legal, compliance, security, privacy and finance and credit-risk teams. The Connected Trading Venues, which are subject to change from time to time, currently include Coinbase Exchange, Bitstamp, LMAX, Kraken, and four non-bank market makers that the Prime Broker is unable to name due to confidentiality restrictions.

In the event the Sponsor, on behalf of the Trust, places an order to purchase or sell ether on the Trading Platform in connection with the creation or redemption of Shares via a cash transaction, the associated ether or cash used to fund or fill the order, if any, will be placed on hold and will generally not be eligible for other use or withdrawal from the Trust’s Trading Balance. The Trust’s Vault Balance may be used directly to fund orders. With each Connected Trading Venue, the Prime Broker shall establish an account in the Prime Broker’s name, or in its name for the benefit of clients, to trade on behalf of its clients, including the Trust, and the Trust will not, by virtue of the Trading Balance the Trust maintains with the Prime Broker, have a direct legal relationship, or account with, any Connected Trading Venue.

In any ether transactions between an Authorized Participant, the Ethereum Custodian and the Prime Broker, the Authorized Participant will be responsible for any fees associated with ether transactions.

Either the Trust or the Prime Broker may terminate the Ether Custody Agreement in its entirety for any reason and without Cause (as defined below) by providing at least ninety (90) days’ prior written notice to the other party.

The Prime Broker and the Ethereum Custodian may, in their sole discretion, suspend, restrict or terminate the Trust’s prime broker services, including by suspending, restricting or closing any account of the Trust covered under the Ether Custody Agreement for Cause, at any time and with prior notice to the Trust.

For purposes of the Ether Custody Agreement, “Cause” shall mean: (i) a default occurs and is continuing with respect to Trust; (ii) the Trust materially breaches this Prime Broker Agreement, including any agreement, exhibit, appendix, addendum, policy referenced herein, or supplement attached hereto, and, to the extent capable of remedy, such breach is not cured within five business days following written notice from the Prime Broker to the Trust of such breach; (iii) a requirement of a facially valid subpoena, court order, or binding order of a government authority; (iv) The Trust’s account with the Prime Broker is subject to any pending litigation, investigation, or government proceeding and/or the Prime Broker reasonably perceives a heightened risk of legal or regulatory non-compliance associated with the Trust’s use of the Prime Broker services; or (v) the Prime Broker reasonably suspects the Trust of attempting to circumvent the Prime Broker’s controls or uses the Prime Broker services in a manner the Prime Broker otherwise deems inappropriate or potentially harmful to itself or third parties.

A decision by the Prime Broker or the Ethereum Custodian to take certain actions, including suspending, restricting or terminating the Trust’s accounts covered under the Ether Custody Agreement, may be based on confidential criteria that are essential to the Prime Broker’s risk management and security practices and agrees that the Prime Broker and the Ethereum Custodian are under no obligation to disclose the details of its risk management and security practices to the Trust.

Pursuant to the Ether Custody Agreement, the Trust compensates the Prime Broker through (i) a “Settlement Fee” assessed per settlement in the Trust’s Trading Balance, (ii) a “Primer Broker Custody ETP Services Fee” assessed as a tiered rate of the Trust’s assets under custody in its custodial account, and (iii) a “Trading Account Fee” assessed as a fixed percentage rate of each executed order. The Prime Broker will invoice the Trust for the Settlement Fee and the Prime Broker Custody ETP Services Fee on a monthly basis and the Trust shall pay all amounts to the Prime Broker within 30 days of the Trust’s receipt of an invoice for such fees.

The parent company of the Ethereum Custodian and Prime Broker, Coinbase Global, maintains a commercial crime insurance policy, which is intended to cover the loss of client assets held by Coinbase Global and all of its subsidiaries, including the Ethereum Custodian and the Prime Broker (collectively, Coinbase Global and its subsidiaries are referred to as the “Coinbase Insureds”). This policy covers the loss of client assets held by the Ethereum Custodian and Prime Broker, including from employee collusion or fraud, physical loss including theft, damage of key material, security breach or hack and fraudulent transfer. The insurance maintained by the Coinbase Insureds is shared among all of their customers, is not specific to the Trust or to customers holding ether with the Ethereum Custodian or Prime Broker and may not be available or sufficient to protect the Trust from all possible losses or sources of losses.

Under the Ether Custody Agreement, the Prime Broker’s liability is limited in the following respects, among others: (i) other than with respect to claims and losses arising from fraud or willful misconduct, the Prime Broker’s aggregate liability under the Ether Custody Agreement shall not exceed the greater of (A) the aggregate fees paid by the Trust to the Prime Broker in the 12 months prior to the event giving rise to the Prime Broker’s liability, and (B) the value of the affected ether giving rise to the Prime Broker’s liability; (ii) the Prime Broker’s aggregate liability in respect of each cold storage address shall not exceed $100 million; and (iii) in respect of any incidental, indirect, special, punitive, consequential or similar losses, the Prime Broker is not liable, even if the Prime Broker has been advised of or knew or should have known of the possibility thereof. Both the Trust and the Prime Broker and its affiliates (including the Ethereum Custodian) are required to indemnify each other under certain circumstances. The Ether Custody Agreement is governed by New York law and provides that disputes arising under it are subject to arbitration.

17.	Staff Comment: Please revise to identify the Connected Trading Venues.

Response: The Trust notes that the Execution Agent generally intends to purchase or sell ether on behalf of the Trust through “over the counter” transactions and, in doing so, would not route orders to third party platforms. However, as noted in the disclosure regarding the Prime Broker, there may be limited instances where the Execution Agent opts to place orders through the Prime Broker, meaning that the orders would then be routed through the Connected Trading Venues by the Primer Broker. The Trust confirms that the Execution Agent has not separately identified any Connected Trading Venues, as orders would only be routed to Connected Trading Venues if the Execution Agent first determined to utilize the Prime Broker to acquire or dispose of ether on the Trust’s behalf. Therefore, the Connected Trading Venues identified by the Prime Broker in the “Custody of the Trust’s Ether” section (Coinbase Exchange, Bitstamp, LMAX, Kraken, and four non-bank market makers that Coinbase is unable to name due to confidentiality restrictions) are the only third-party platforms through which Trust orders for the purchase or sale of ether would be routed.

The Execution Agent, page 65

18.

Staff Comment: Please disclose whether an Ethereum Counterparty may be an affiliate of the Trust and/or Sponsor and whether and to what extent they may be affiliated with or have any material relationships with any of the Authorized Participants.

Response: The Trust has made the requested change. In Pre-Effective Amendment No. 3, the first paragraph of the section titled “The Trust’s Service Providers—The Execution Agent” has been revised as marked below (added language shown in blue underlined text):

The Sponsor has entered into an agreement with Galaxy Digital Funds LLC, a subsidiary of Galaxy Digital LP (“Galaxy” or the “Execution Agent”) to serve as Execution Agent. At the direction of the Sponsor, the Execution Agent is responsible for selling ether on behalf of the Trust to the extent necessary to permit the payment of the Trust’s expenses. The Trust also will utilize the services of the Execution Agent to purchase or sell ether in connection with cash creations and redemptions. When acquiring or disposing of ether on behalf of the Trust in connection with a creation or redemption transaction, the Sponsor will provide instructions to the Execution Agent, who will identify an Ethereum Counterparty. The Ethereum Counterparty will not have a pre-existing material relationship with the Trust, except that in some cases the Ethereum Counterparty may be an affiliate of a service provider to the Trust. In connection with both creation and redemption transactions, the Execution Agent, pursuant to the oversight of the Sponsor, will decide how and with which Ethereum Counterparty to transact on the Trust’s behalf.

The Trust supplementarily confirms that if the Trust is aware that an Ethereum Counterparty identified by the Execution Agent is an affiliate of an Authorized Participant, the Trust will disclose the fact of such affiliation in the section titled “The Trust—Overview of the Trust.”

Custody of the Trust’s Ethereum, page 66

19.	Staff Comment: Please revise to provide a materially complete discussion of your ether custody arrangements. For example, please address the following:

•	Please revise your disclosure to describe the “similarly secure technology.”

•

We note your disclosure that from time to time, portions of the Trust’s ether will be held in the Trading Balance outside of cold storage temporarily as part of trade facilitation in connection with creations and redemptions of Creation Baskets or to sell ether to pay Trust expenses. Please revise to disclose how and when the Ethereum Custodian will be directed to transfer the ether from the Prime Custody Vault environment to the Trading Balance environment in connection with paying the Trust’s Expenses.

•	Disclose the aggregate amount of the Ethereum Custodian’s insurance coverage across all wallets.

Response: The Trust has made the requested change. As noted above in response to comment 16, the Trust does not expect to regularly utilize the Prime Broker to acquire or dispose of ether, including in connection with paying the Trust’s expenses. Therefore, with respect to the potential transfer of ether from the Prime Custody Vault environment to the Trading Balance environment, the Trust expects that the Ethereum Custodian will transfer ether directly from cold storage and will not transfer ether to the Trading Balance. Accordingly, in Pre-Effective Amendment No. 3, the third paragraph of the section titled “Custody of the Trust’s Assets—Custody of the Trust’s Ether” has been revised as marked below (added language shown in blue underlined text and deleted language shown in red strikethrough):

Private keys are generated in offline computers that are not connected to the internet so that they are resistant to being hacked. Cold storage of private keys involves keeping key material on storage devices not directly connected to the internet. In accordance with the Trust’s instructions, the Ethereum Custodian will keep the Trust’s ether in cold storage on an ongoing basis~~; however, from time to time, portions of the Trust’s ether will be held in the Trading Balance outside of cold storage temporarily as part of trade facilitation in connection with creations and redemptions of Creation Baskets or to sell ether to pay Trust expenses~~. Please see “Risk Factors—Cybersecurity Risk Related to Ethereum,” “—Risks Related to the Markets and Service Ecosystem for Ethereum,” and “—Risks Related to the Trust and the Shares” for a discussion of custody risks.]

Additionally, Pre-Effective Amendment No. 3 includes the following disclosure as a new paragraph of the section titled “Custody of the Trust’s Assets—Custody of the Trust’s Ether—Insurance of the Ethereum Custodian:”

Coinbase Global maintains a commercial crime insurance policy of up to $320 million, which is intended to cover the loss of client assets held by Coinbase Global and all of its subsidiaries, including the Coinbase Insureds, including from employee collusion or fraud, physical loss including theft, damage of key material, security breach or hack, and fraudulent transfer.

Regarding “similarly secure technology,” for both the Prime Trading Balance and Prime Custody Vault, the Ethereum Custodian has robust security requirements enforced to mitigate the risk of single points of compromise and ensure Coinbase customer funds are safe, as described in the section titled “Custody of the Trust’s Assets—Custody of the Trust’s Ether—Ethereum Custodian Access to Private Keys and Whitelisting.”

The Trust notes supplementally that the Ethereum Custodian has informed the Trust that its cyber insurance policy coverage includes:

Commercial Crime Insurance: $320 million

•

Coverage for the Coinbase Commercial Crime policy is designed to be comprehensive, and includes losses from employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer.

•	Covers asset theft from hot and cold Storage.

•	Coverage purchased to protect Coinbase’s digital assets and Coinbase Global customers including Coinbase Prime, Exchange, and Custody clients.

•

Coinbase currently maintains an annually renewed Commercial Crime policy that provides an insurance coverage limit of $320M (per-incident and overall), with Coinbase Global as the named insured. This coverage limit is reviewed annually based on Coinbase’s needs and the availability of policies.

•	The policy has a single reinstatement clause that, in the event of a hot storage claim, would reinstate the policy as cold storage only.

•	Coinbase Global has a deductible of $2.5M.

•	The first $235M in limits include a co-insurance structure via Coinbase’s captive insurance entity ($9.5M).

•	The captive insurance entity retains $85M in excess of $235M.

•	Renewed annually and insurance amounts are subject to review and amendment.

Coverage for the Coinbase Commercial Crime policy is designed to be comprehensive, and includes losses from employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer.

Cyber Insurance: $6 million

•

Covers loss of income and data recovery due to security failure causing business interruption, 3rd Party liability arising from theft or loss of non-public information, computer forensic costs, incident response legal fees, notification costs and privacy claims by Regulators.

•	Coinbase Global is the named insured.

•	Covers business interruption, liability arising from theft of 3rd Party data, forensic costs, incident response legal fees, and privacy claims by Regulators.

•	Renewed annually and insurance amounts are subject to review and amendment.

The following policy exclusions apply:

•

The Coinbase Commercial Crime policy has a standard “officers and directors” exclusion that carves out coverage for fraud perpetrated by members of the board or corporate officers under certain circumstances.

•

Other exclusions include, among others, catastrophic breakdowns of a cryptocurrency or protocol; terrorism; and force majeure, such as acts of people (war, riots, and more) or nature (storm, flood, and more).

•	The policy does not cover losses due to unauthorized access to client accounts (e.g., client’s failure to protect login credentials and devices).

Seed Capital Investor; Selling Shareholders, page 72

20.	Staff Comment: Please describe any costs or transaction fees payable by the Trust associated with the conversion of cash from the Seed Creation Baskets to ether.

Response: There will be no costs or transaction fees payable by the Trust associated with the conversion of cash from the Seed Creation Baskets to ether. Any such costs will be payable by the Seed Capital Investor.

Suspension or Rejection of Redemption Orders, page 77

21.	Staff Comment: Please revise this section to address the suspension of creation orders, add a separate section doing so, or advise.

Response: The Trust has made the requested change. As indicated in the section titled “Risk Factors—Risks Related to the Trust and the Shares—Shareholders may be adversely affected by creation or redemption orders that are subject to postponement, suspension or rejection under certain circumstances,” the Sponsor may suspend the right of creation in certain circumstances. Accordingly, in Pre-Effective Amendment No. 3, the section titled “Creation and Redemption of Shares—Rejection of Purchase Orders” has been revised as marked below (added language shown in blue underlined text):

Suspension or Rejection of Purchase Orders

The Sponsor may, in its discretion, suspend the right of creation, or postpone the purchase settlement date, (1) for any period during which the Exchange is closed other than customary weekend or holiday closings, or trading on the Exchange is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of ether is not reasonably practicable, (3) for such other period as the Sponsor determines to be necessary for the protection of the Trust or its Shareholders (for example, where acceptance of the total deposit required to create each Creation Basket would have certain adverse tax consequences to the Trust or its Shareholders), or (4) as agreed upon between the Sponsor and Authorized Participant. For example, the Sponsor may determine that it is necessary to suspend creations to allow for the orderly liquidation of the Trust’s assets. An emergency could include situations where the Trust is unable to transact in ether or where the Trust is unable to value ether. Such a situation may arise when trading of ether is suspended on one or more of the digital asset trading platforms that are included in the Benchmark (for example, as a result of a significant technical failure, power outage or network error) or the Trust is unable to access the ether in the Trust’s ether custody account at the Ethereum Custodian due to technical or operating issues at the Trust or the Ethereum Custodian. Because the Trust’s ether transactions are expected to be effected by the Execution Agent over-the-counter, it is unlikely that the Trust’s ether transactions would be directly impacted by a trading halt on one or more digital asset trading platforms. However, such disruptions may have an effect on overall ether liquidity or cause price spreads of ether to widen. None of the Sponsor, the person authorized to take Purchase Orders in the manner provided in the Authorized Participant Agreement, or the Ethereum Custodian will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

The Sponsor or its designee has the absolute right, but does not have any obligation, to reject any Purchase Order or Creation Basket Deposit if the Sponsor determines that:

•	the Purchase Order or Creation Basket Deposit is not in proper form as described in the Authorized Participant Agreement;

•	the acceptance of the Purchase Order or Creation Basket Deposit would not be in the best interest of the Trust;

•	the acceptance of the Purchase Order or the Creation Basket Deposit would have adverse tax consequences to the Trust or its Shareholders;

•	the acceptance of the Creation Basket Deposit presents a security or regulatory risk to the Trust, the Sponsor, the Transfer Agent or the Ethereum Custodian;

•	the acceptance or receipt of the Purchase Order or Creation Basket Deposit would, in the opinion of counsel to the Sponsor, be unlawful; or

•	circumstances outside the control of the Trust, the Sponsor or the Ethereum Custodian or Cash Custodian make it impractical or not feasible to process Creations Baskets.

None of the Sponsor, the Transfer Agent or the Ethereum Custodian will be liable for the rejection of any Purchase Order or Creation Basket Deposit.

Creation and Redemption Transaction Fee, page 77

22.	Staff Comment: Please disclose whether, in connection with cash creations, if the price of ether has dropped, the excess cash will be returned to the Authorized Participant.

Response: The Trust has made the requested change. The last paragraph of the section titled “Creation and Redemption of Shares—Determination of Required Deposits” has been revised as marked below (added language shown in blue underlined text):

To the extent there is a difference between the price actually paid by the Trust to acquire a Creation Basket worth of ether in the creation process compared to the cash value of the Creation Basket (i.e., if there is a difference between the amount paid by the Execution Agent on behalf of the Trust to purchase the requisite amount of ether and the valuation of ether as part of the Trust’s NAV calculation), that difference will also be charged to the creating Authorized Participant in the form of a variable fee. To the extent the price realized by the Trust when purchasing ether in connection with a Creation Basket is lower than the price utilized in the Trust’s NAV calculation, any excess cash will not be returned to the Authorized Participant.

Material Contracts, page 88

23.	Staff Comment: Please disclose the term of each agreement and the termination provisions of each agreement.

Response: The Trust has revised its disclosure in the section titled “Material Contracts” to address the staff’s comment to describe the term and termination provisions of each agreement. The disclosure has been revised as marked below (added language shown in blue underlined text and deleted language shown in red strikethrough):

Amended and Restated Trust Agreement

The following is a description of the material terms of the Trust Agreement.

Appointment and Duties of Trustee

The Trust Agreement provides that the Trustee is appointed to serve as the trustee of the Trust in the State of Delaware for the sole purpose of satisfying the requirement of Section 3807(a) of the Delaware Act that the Trust have at least one trustee with a principal place of business in Delaware. The Sponsor shall have the exclusive authority to manage the affairs of the Trust as an agent of the Trust pursuant to Section 3806(b)(7) of the Delaware Act.

Under the Trust Agreement, the Trustee has no obligation to supervise or monitor the Trust’s service providers or otherwise manage the Trust. The duties of the Trustee shall be limited to (i) accepting legal process served on the Trust in the State of Delaware and (ii) at the direction of the Sponsor, the execution of any certificates required to be filed with the Secretary of State of the State of Delaware which the Trustee is required to execute under Section 3811 of the Delaware Act.

The Trust Agreement provides that the Trustee shall serve for the duration of the Trust and until the effective date of the Trustee’s resignation. The Trustee may resign upon sixty (60) days’ prior notice to the Sponsor, which shall promptly appoint a successor. If no successor has been appointed by the Sponsor within such sixty (60) day period, the Trustee may, at the expense of the Trust, petition a court to appoint a successor trustee.

Jurisdiction and Waiver of Jury Trial

The Trust Agreement provides that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any other courts located in Delaware will be the exclusive jurisdiction for any claims, suits, actions or proceedings, provided that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under any federal securities law. By purchasing Shares in the Trust, Shareholders waive certain claims that the courts of the State of Delaware and any other courts located in Delaware is an inconvenient venue or is otherwise inappropriate. As such, Shareholder could be required to litigate a matter relating to the Trust in a Delaware court, even if that court may otherwise be inconvenient for the Shareholder.

Matters Pertaining to Shares and Shareholders of the Trust

The Trust Agreement authorizes the Trust to issue an unlimited number of shares unless otherwise determined and subject to any conditions set forth by the Sponsor. The Trust will issue and redeem the Shares in Creation Baskets only to certain Authorized Participants on an ongoing basis, or to such other purchaser or purchasers, including the Seed Capital Investor, as otherwise determined by the Sponsor in its sole discretion, and only in exchange for ether and/or cash. The creation and redemption mechanics are further described above under “Creation and Redemption of Shares.”

The Trust Agreement provides that all of the Shares are of the same class with equal rights and privileges. Each of the Shares is transferable, is fully paid and nonassessable and entitles the holder to vote on the limited matters upon which Shareholders may vote under the Trust Agreement. The Shares do not entitle their holders to any conversion or pre-emptive rights or, except as provided below, any redemption rights or rights to distributions. Shareholders have no voting rights except in limited circumstances. Shareholder voting rights are further described above under “Voting by Shareholders; Management—Liquidation and Voting Rights.”

Powers and Duties of the Sponsor

The Trust Agreement provides that the duty and authority to manage the affairs of the Trust is vested in the Sponsor, which duty and authority the Sponsor may further delegate, all pursuant to Section 3806(b)(7) of the Delaware Act. The duties of the Sponsor under the Trust Agreement are further described above under “Duties of the Sponsor.”

Indemnification

Under the Trust Agreement, the Trustee and the Sponsor will have a right to be indemnified by the Trust for certain liabilities or expenses that each incurs without gross negligence, bad faith or willful misconduct on its part.

Amendments

The Trust Agreement provides that it may be amended by the Sponsor in its sole discretion and without the Shareholders’ consent. Any such amendment to the Trust Agreement will be effective on such date as designated by the Sponsor in its sole discretion, except that any amendment that imposes or increases any fees or charges or prejudices a substantial existing right of the Shareholders will not become effective until thirty (30) days after notice of such amendment is given to the Shareholders. However, any amendment to the Trust Agreement that affects the rights or duties of the Trustee will require the Trustee’s prior written consent. Every Shareholder, at the time any amendment so becomes effective, will be deemed, by continuing to hold any Shares or an interest therein, to consent and agree to such amendment and to be bound by the Trust Agreement as amended thereby.

Tax Matters

The Trust Agreement provides that the Sponsor intends that the Trust shall be treated, for federal, state and local income tax purposes, as a grantor trust, and that, notwithstanding anything contained in the Trust Agreement to the contrary, neither the Sponsor nor the Trustee, nor any other person acting for or on behalf of the Trust, shall take any action that is inconsistent with such treatment.

Governing Law

The validity and construction of the Trust Agreement and all amendments thereto shall be governed by the laws of the State of Delaware, and the rights of all parties hereto and the effect of every provision thereof shall be subject to and construed according to the laws of the State of Delaware without regard to the conflicts of law provisions thereof.

Derivative Actions

Under the Trust Agreement, no person who is not a Shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Trust. The Trust Agreement provides that no Shareholder may maintain a derivative action on behalf of the Trust unless holders of at least ten percent (10%) of the outstanding Shares join in the bringing of such action. In addition to the requirements set forth in Section 3816 of the Delaware Act, a Shareholder may bring a derivative action on behalf of the Trust only if it meets additional conditions described in the Trust Agreement.

Merger and Consolidation

Under the Trust Agreement, the Sponsor may cause (i) the Trust to be merged into or consolidated with, converted to or to sell all or substantially all of its assets to, another trust or entity; (ii) the Shares of the Trust to be converted into beneficial interests in another statutory trust (or series thereof); or (iii) the Shares of the Trust to be exchanged for units in another trust or company under or pursuant to any U.S. state or federal statute to the extent permitted by law. Under the Trust Agreement, the Sponsor, with written notice to the Shareholders, may approve and effect any such transactions without any vote or other action of the Shareholders, but will not do so if doing so would cause the Trust, its successor or other trust or company in which the Shareholders hold beneficial interests as a result of such transaction to fail or cease to qualify as a grantor trust for U.S. federal income tax purposes and any purported approval or effecting of such a transaction shall be null and void ab initio and without legal effect.

Term and Termination

The Trust has no fixed termination date. The Trust may dissolve at the written direction of the Sponsor under the circumstances described in the section titled “Additional Information About the Trust—Dissolution of the Trust,” above. On and after the date of dissolution of the Trust, the Sponsor shall wind up the Trust’s business and affairs in its sole discretion in accordance with Chapter 38 of Title 12 of the Delaware Act and upon completion of the winding up of the Trust’s business and affairs by the Sponsor in accordance with the Delaware Act, including the payment of the expenses of liquidation and termination and any fee to the Transfer Agent in connection therewith and payment of any applicable taxes or other governmental charges, Shareholders will be entitled to the distribution of the amount of trust property (paid in cash) represented by those Shares upon surrender or termination of the Shares then held. Upon completion of the winding up of the Trust’s business and affairs by the Sponsor, the Trustee shall, at the written direction and expense of the Sponsor, file a certificate of cancellation in accordance with the Delaware Act and thereafter shall be released from any further duties or liabilities. Any remaining expenses of the Trust shall be paid by the Sponsor.

The Sponsor will act to terminate the Trust upon the agreement of Shareholders owning at least seventy-five (75) percent of the outstanding Shares.

Fund Administration and Accounting Agreement

Pursuant to the Fund Administration and Accounting Agreement, the Administrator is generally responsible for the day-to-day administration of the Trust. The responsibilities of the Administrator include (i) establishing appropriate expense accruals and compute expense ratios, maintaining expense files and coordinating the payment of Trust approved invoices; (ii) calculating Trust approved income and per Share amounts required for periodic distributions to be made by the Trust; (iii) calculating total return information; (iv) coordinating the Trust’s annual audit; (v) supplying various normal and customary portfolio and Trust statistical data as requested on an ongoing basis; and (vi) preparing financial statements for the Trust.

The responsibilities of the Administrator also include providing various valuation and computation accounting services for the Trust, including (i) maintaining certain financial books and records for the Trust, including creation and redemptions books and records, and Trust accounting records; (ii) computing the Trust’s NAV; (iii) obtaining quotes from pricing services as directed and approved by the Sponsor, or if such quotes are unavailable, then obtaining such prices from the Sponsor, and in either case, calculating the market value of the Trust’s assets in accordance with the Trust’s valuation policies or guidelines; and (iv) transmitting or making available a copy of the daily portfolio valuation to the Sponsor.

The Trust will indemnify the Administrator and any affiliate of the Administrator (“Administrator Indemnitees”), and the Administrator Indemnitees will incur no liability for its reliance upon (i) any law, act, regulation or interpretation of the same even though the same may thereafter have been altered, changed, amended or repealed, (ii) the Trust’s offering materials or documents (excluding information provided by the Administrator), (iii) any instructions or (iv) any written opinion of legal counsel for the Trust or the Administrator, or arising out of transactions or other activities of the Trust which occurred prior to the commencement of the Fund Administration and Accounting Agreement; provided however, that the Trust shall not indemnify any Indemnitee for any losses arising out of the Administrator Indemnitees’ own bad faith, gross negligence or willful misconduct in the performance of the Fund Administration and Accounting Agreement.

The Fund Administration and Accounting Agreement will have a three-year initial term and will automatically be renewed for successive one-year periods, unless terminated pursuant to the terms of the agreement. The Trust may terminate the Fund Administration and Accounting Agreement at any time upon ninety days’ prior written notice in the event that the Sponsor determines to liquidate the Trust. The Administrator may terminate the Fund Administration and Accounting Agreement at any time upon ninety days’ written notice for any reason and upon thirty (30) days’ written notice in the event of a breach of certain of the Trust’s representations contained in the Fund Administration and Accounting Agreement.

Transfer Agency and Services Agreement

Pursuant to the Transfer Agency and Services Agreement, the Transfer Agent is generally responsible for the day-to-day administration of the Trust. The responsibilities of the Transfer Agent include: (i) performing and facilitating the performance of purchases and redemption of Baskets in connection with creation and redemption transactions; (ii) preparing and transmitting by means of DTC’s book entry system payments for dividends and distributions on or with respect to the Shares, if any, declared by the Trust; (iii) maintaining the record of the name and address of the Shareholder and the number of Shares issued by the Trust and held by the Shareholder; and (iv) recording the issuance of Shares of the Trust and maintain a record of the total number of Shares of the Trust which are outstanding and authorized, based upon data provided to it by the Trust.

The Transfer Agency and Services Agreement will have a three-year initial term and will automatically be renewed for successive one-year periods, unless terminated pursuant to the terms of the agreement. The Trust may terminate the Transfer Agency and Services Agreement at any time upon ninety days’ written notice in the event that the Trust’s sponsor determines to liquidate the Trust. The Transfer Agent may terminate the Transfer Agency and Services Agreement at any time upon ninety days’ written notice for any reason.

Ether Custody Agreement

Pursuant to the Ether Custody Agreement, the Ethereum Custodian is responsible for providing the Trust with segregated cold wallet digital asset custody. The Trust’s assets with the Ethereum Custodian are held in segregated wallets and are therefore not commingled with corporate or other customer assets. The Ethereum Custodian also segregates each of the accounts (comprising multiple wallets in some cases) that a client (such as the Trust) may hold with the Ethereum Custodian, and each such account’s balance represents the account’s on-chain balance, which can be independently verified by the client or third-party auditors as needed. This approach applies to each asset supported by the Ethereum Custodian.

Private key materials are generated and subsequently stored in a form whereby no private key is stored in a decrypted format. The private key materials are stored within the Ethereum Custodian’s secure storage facilities within the U.S. and Europe. For security reasons, these exact locations are never disclosed.

Personnel supporting key operations are very limited and the Ethereum Custodian requires a background check prior to onboarding, and where required, annually thereafter. No single individual associated with the Ethereum Custodian has access to full private keys. Private key use and subsequent transaction signing instead require access to multiple systems and human operators in order to access a key and perform an on-chain transaction. For security purposes, the Ethereum Custodian does not disclose specifics around the roles and numbers of individuals involved in these processes.

The Ethereum Custodian maintains an annually renewed insurance policy with comprehensive coverage terms and conditions. This insurance policy covers the loss of client assets held in cold storage at the Ethereum Custodian. This insurance program, which has continuously run since 2013, provides the Ethereum Custodian and its clients with some of the broadest and deepest insurance coverage in the digital asset industry, with coverage designed to be comprehensive, including losses from employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer. Furthermore, Coinbase also maintains a Cyber insurance program covering security failures.

The Ethereum Custodian maintains an Internal Audit team that performs periodic internal audits over custody operations. SOC attestations are also performed on the Ethereum Custodian’s services. The SOC 1 Type 2 and SOC 2 Type 2 reports produced cover private key management controls as well as ensure controls are designed and operating effectively, providing reasonable assurance that customer digital asset positions held in custody and prime brokerage accounts are authorized, executed and accurately and completely recorded. A SOC 1 Type 2 report addresses the controls at a service organization that are likely to be relevant to user entities’ internal control over financial reporting. A SOC 2 Type 2 report addresses controls at a service organization relevant to security, availability, processing integrity, confidentiality, or privacy in order to support users’ evaluations of their own systems of internal control.

The Ethereum Custodian will not be liable for any amount greater than the greater of (i) the aggregate amount of custodial fees paid in a 12-month period from the Trust to the Ethereum Custodian or (ii) the value of the supported digital assets on deposit in the Trust’s custodial account(s) at the time of the event giving rise to the liability, subject further to the maximum liability limit of $100 million for each cold storage address. Additionally, in respect of any incidental, indirect, special, punitive, consequential or similar losses, the Ethereum Custodian is not liable, even if the Ethereum Custodian has been advised of or knew or should have known of the possibility thereof. The Ethereum Custodian is not liable for delays, suspension of operations, failure in performance, or interruption of service to the extent it is directly due to a cause or condition beyond the reasonable control of the Ethereum Custodian.

The Ether Custody Agreement became effective on May 24, 2024, and has no fixed termination date. Either party may terminate the Ether Custody Agreement in its entirety for any reason and without cause by providing at least ninety days’ prior written notice to the other party.

Cash Custody Agreement

The Sponsor has entered into a Cash Custody Agreement with the Cash Custodian (the “Cash Custody Agreement”). Under the Cash Custody Agreement, the Cash Custodian will keep safely all cash and other non-ether assets of the Trust delivered to the Cash Custodian and, on behalf of the Trust, the Cash Custodian shall, from time to time, accept delivery of cash and other non-ether assets for safekeeping.

In performing its duties under the Cash Custody Agreement, the Cash Custodian will exercise the standard of care and diligence that a professional custodian would observe in these affairs taking into account the prevailing rules, practices, procedures and circumstances in the relevant market and shall perform its duties without negligence, fraud, bad faith or willful misconduct. The Cash Custodian’s liability arising out of or relating to the Cash Custody Agreement will be limited solely to those direct damages that are caused by the Cash Custodian’s failure to perform its obligations under the Cash Custody Agreement in accordance with this standard of care.

The Cash Custody Agreement has no fixed termination date. Each party may terminate the Cash Custody Agreement by giving to the counterparty a notice in writing specifying the date of such termination, which will be not less than ninety days after the date of such notice.

Marketing Agent Agreement

Pursuant to the Marketing Agent Agreement, the Marketing Agent is generally responsible for certain aspects of the day-to-day administration of the Trust. The responsibilities of the Marketing Agent include (i) at the request of the Trust, assisting the Trust with facilitating Authorized Participant Agreements between and among Authorized Participants, the Trust, and the applicable Transfer Agent, for the creation and redemption of Creation Baskets of the Trust; (ii) maintaining copies of confirmations of Creation Basket creation and redemption order acceptances and producing such copies upon reasonable request from the Trust or Sponsor; (iii) making available copies of the Prospectus to Authorized Participants who have purchased Baskets in accordance with the Authorized Participant Agreements; (iv) maintaining telephonic, facsimile and/or access to direct computer communications links with the Transfer Agent; (v) reviewing and approving, prior to use, certain Trust marketing materials submitted by the Trust for review (“Marketing Materials”) for compliance with applicable SEC and FINRA advertising rules, and filing all such Marketing Materials required to be filed with FINRA; (vi) ensuring that all direct requests by Authorized Participants for Prospectuses are fulfilled; and (vii) working with the Transfer Agent to review and approve orders placed by Authorized Participants and transmitted to the Transfer Agent.

The Trust shall indemnify, defend and hold the Marketing Agent, its affiliates and each of their respective members, managers, directors, officers, employees, representatives and any person who controls or previously controlled the Marketing Agent within the meaning of Section 15 of the Securities Act (collectively, the “Marketing Agent Indemnitees”), free and harmless from and against any and all losses, claims, demands, liabilities, damages and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages or expenses and any reasonable counsel fees incurred in connection therewith) (collectively, “Losses”) that any Marketing Agent Indemnitee may incur arising out of or relating to (i) the Trust’s breach of any of its obligations, representations, warranties or covenants contained in the Marketing Agent Agreement; (ii) the Trust’s failure to comply in all material respects with any applicable laws, rules or regulations; or (iii) any claim that the Prospectus, sales literature and advertising materials or other information filed or made public by the Trust (as from time to time amended) includes or included an untrue statement of a material fact or omits or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading provided, however, that the Trust’s obligation to indemnify any of the Marketing Agent Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made in the Prospectus or any such advertising materials or sales literature or other information filed or made public by the Trust in reliance upon and in conformity with information provided by the Marketing Agent to the Trust, in writing, for use in such Prospectus or any such advertising materials or sales literature.

The Marketing Agent Agreement will have a one-year initial term and will automatically be renewed for successive one-year periods, unless terminated on sixty days’ written notice by the Sponsor, the Trust or the Marketing Agent.

Execution Agent Agreement

The Sponsor and the Execution Agent have entered into an agreement pursuant to which the Execution Agent will provide certain execution services on behalf of the Trust. Pursuant to the Execution Agent Agreement, and subject to specific instructions from the Sponsor, the Execution Agent in its discretion is responsible for selecting the method of transacting, the price, the Ethereum Counterparty or Counterparties and the trading platform or venue (if any) for the execution of each purchase and sale of ether on behalf of the Trust. The Execution Agent has established policies and procedures for identifying, monitoring and performing due diligence on potential Ethereum Counterparties and trading platforms or venues, with entities being added or removed from consideration on an ongoing basis. In addition, the Execution Agent evaluates Ethereum Counterparties and trading platforms or venues on a per-transaction basis. At the time it selects an Ethereum Counterparty for any specific transaction, the Execution Agent may consider a number of factors in an effort to seek to achieve “best execution,” including price, transaction costs, speed, and likelihood of execution and settlement, taking into account the size of the transaction and the experience and capabilities of the Ethereum Counterparty or any other consideration relevant to the execution of the relevant transaction, giving priority to transacting at a price that is the same or similar to the Benchmark Price.

The Execution Agent shall designate, validate and maintain the Trust’s digital asset wallets in accordance with instructions received from the Sponsor. The Execution Agent shall cooperate with the Trust’s administrator and custodian(s) as necessary and in accordance with agreed upon procedures.

In addition to the duty of care provisions contained in the Agreement, the Execution Agent is expressly prohibited from using any information that it has gained about the Trust’s trading activities in ether pursuant to instructions to inform (in whole or in part) any decision to purchase or sell ether that it makes either for its own account or on behalf of any other person. The Execution Agent shall not aggregate any purchases or sales of ether it makes on behalf of the Trust with any purchases or sales of ether it makes either for its own account or on behalf of any other person unless it does so in a manner that is not reasonably expected to operate to the disadvantage of the Trust.

The Execution Agent Agreement’s initial term will continue until January 11, 2027, and will automatically be renewed for successive two-year periods, unless terminated on one hundred eighty days’ written notice by either party.

Master Services Agreement

The Sponsor has entered into a Master Services Agreement with the Benchmark Provider (the “Master Services Agreement”). Under the Master Services Agreement, the Benchmark Provider grants to Fund a license to access and use the Benchmark in addition to other services of the Benchmark Provider. The Master Services Agreement limits the Benchmark Provider’s liability to exclude, among others, (i) loss of profits and any indirect damages arising out of the Master Services Agreement and (ii) any breach of the Benchmark Provider’s servers or systems, including any hacking or unauthorized access to customer data. The Master Services Agreement also includes master terms that apply to other agreements between the Trust and the Benchmark Provider, including the Benchmark Provider Agreement, discussed below.

The term of the Master Services Agreement commenced on February 1, 2022 and will continue until the termination of the Sponsor’s last outstanding subscription agreement with the Benchmark Provider for services and proprietary data products. Each underlying subscription agreement automatically renews after its initial period for successive one-year periods until either party provides the other party with a written notice to terminate that subscription agreement no less than ninety days prior to the close of the then-current subscription period, unless otherwise specified in such subscription agreement.

Calculation Services Subscription Agreement

The Sponsor has entered into a Calculation Services Subscription Agreement with the Benchmark Provider (the “Benchmark Provider Agreement”). Under the Benchmark Provider Agreement, the Benchmark Provider agrees to provide and update the Sponsor and other identified parties with the value of ether as calculated according to the methodology described in the “Description of Lukka Prime” section above, at agreed upon time frames, in exchanged for a fixed annual fee payable by the Sponsor.

The Calculation Services Subscription Agreement has an initial period of one year commencing on its effective date. The Calculation Services Subscription Agreement then automatically renews as discussed above at “Material Contracts—Master Services Agreement.”

Exhibits

24.	Staff Comment: We note that many of your exhibits have been filed as “form of.” Please file these exhibits in executed form for any that have been executed.

Response: The Trust has made the requested change. Pre-Effective Amendment No. 3 includes executed versions of the Marketing Agent Agreement, Cash Custody Agreement, Trust Administration and Accounting Agreement, and Transfer Agency Agreement, filed therewith.

* * *

Should members of the Staff have any questions or comments, please contact the undersigned at (312) 845-1212 or paulita.pike@ropesgray.com.

Very truly yours,

/s/ Paulita Pike

Paulita Pike

cc:	Brian Hartigan, Invesco Capital Management LLC

Adam Henkel, Invesco Capital Management LLC

Will McAllister, Invesco Capital Management LLC

Michael Murphy, Invesco Capital Management LLC

Brian D. McCabe, Ropes & Gray LLP

Edward Baer, Ropes & Gray LLP